Form 51-102F3
Material Change Report

PART 1	GENERAL INSTRUCTIONS AND INTERPRETATION

(a) Confidentiality

          If this Report is filed on a confidential basis, state in block capitals CONFIDENTIAL at the beginning of the Report.

(b) Use of Company

          Wherever this Form uses the word company the term includes other types of business organizations such as partnerships, trusts and other unincorporated business entities.

(c) Numbering and Headings

          The numbering, headings and ordering of the items included in this Form are guidelines only. You do not need to include the headings or numbering or follow the order of items in this Form. Disclosure provided in response to any item need not be repeated elsewhere.

(d) Defined Terms

          If a term is used but not defined in this Form, refer to Part 1 of National Instrument 51-102 and to National Instrument 14-101 Definitions. If a term is used in this Form and is defined in both the securities statute of a local jurisdiction and in National Instrument 51-102, refer to section 1.4 of Companion Policy 51-102CP.

(e) Plain Language

          Write the Report so that readers are able to understand it. Consider both the level of detail provided and the language used in the document. Refer to the plain language principles listed in section 1.5 of Companion Policy 51-102CP. If you use technical terms, explain them in a clear and concise manner.

PART 2	CONTENT OF MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Natcore Technology Inc.
189 N. Water Street
Rochester, New Jersey 14604-1163

Item 2	Date of Material Change

November 5, 2015

Item 3	News Release

A news release was disseminated on November 27, 2015 through the facilities of Stockwatch.

Item 4	Summary of Material Change

Natcore has accepted the resignation of John Meekison as Chief Financial Officer and the Board has appointed Richard Childs, CPA, CFE to be interim CFO.

Item 5	Full Description of Material Change

Natcore has accepted the resignation of John Meekison as Chief Financial Officer. Mr. Meekison has resigned due to other commitments. The Board has appointed Richard Childs, CPA, CFE to be interim CFO.

Mr. Childs has a forensic accounting practice that serves more than 100 lawyers across the United States. He is a member of the American Institute of Certified Public Accountants and the Society of Certified Fraud Examiners, as well as a member of the New Jersey State Society of CPAs. In the private sector, he served for six years as Vice President, Director of Finance and Internal Security for Deak-Perera, the foreign exchange, Swiss banking and precious metals company. In the government sector, he has served as a fraud investigator for the Office of the (NJ) Attorney General; the Supervising Accountant for the Essex County (NJ) Division of Accounts and Control; and, most recently, as the Chief of the Union County (NJ) Sheriff’s Department Economic Crime/Inspection Bureau. Mr. Childs holds a Bachelor of Science degree in accounting from Rutgers University.

Mr. Meekison will retain his position on the Natcore Board of Directors.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (585) 286-9180.

Item 9	Date of Report

December 1, 2015